Exhibit 99.1

StoneCo Announces Approval of Founders’ Corporate Restructuring by the Brazilian Central Bank

Georgetown, Cayman Islands, November 29, 2022 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) announced today that the Brazilian Central Bank has approved the technical requirement of change of control submitted by the Company amid a corporate restructuring involving its Founders, as announced by the Company on June 1, 2022.

As a result of the corporate restructuring, there will be a decrease in the concentration of votes held by our founding shareholders, who will collectively and individually have less than 50% of the voting power.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co